中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of China Shipping Container Lines Company Limited (the "Company") will be held at 10:00 a.m. on Monday, 28 August 2006 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

By way of ordinary resolutions:

1. to consider and approve the resignation of Mr. Li Kelin from his position as a director of the Company;
2. to consider and approve the resignation of Mr. Yao Zuozhi from his position as a supervisor of the Company;
3. to consider and approve the appointment of Mr. Yao Zuozhi as a non-executive director of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007 and to authorise the board of directors of the Company (the "Board") to determine his annual remuneration;
4. to consider and approve the appointment of Mr. Chen Decheng as a supervisor of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007 and to authorise the Board to determine his annual remuneration;

By way of a special resolution:

5. to consider and, if thought fit, approve the granting to the Board of an unconditional general mandate to issue bonds of the Company in the aggregate principal amount of up to RMB3,500,000,000, upon such terms and conditions to be determined by the Board, and to authorise the Board to do all such acts and things, execute all such documents and take all such steps which the Board may consider necessary, desirable or expedient in connection with such issue of bonds, subject to the condition that the Board shall only exercise its power under such mandate in accordance with the relevant PRC laws and regulations and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") (as the same may be amended from time to time).

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
5 July 2006

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of domestic shares or H shares, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122

Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(f) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (c) to (d) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarized copy of the resolution passed by the Board or other authorities or other notarized copy of the license issued by such legal person shareholder.

(h) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Pursuant to the Articles of Association of the Company, for the purpose of holding the Special General Meeting, the Register of Members will be closed from 30 July 2006 to 28 August 2006 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on 30 July 2006 are entitled to attend and vote at the Special General Meeting.

In order to attend the Special General Meeting, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 28 July 2006.

(j) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(k) Mr. Yao Zuozhi, aged 59, joined the Company in October 2003 and has been the Chairman of the Supervisory Committee of the Company since 3 March 2004. Mr. Yao has over 35 years of experience in the shipping industry. He graduated in 1985 from South China Normal University, majoring in politics.

In 1965, he entered the Guangzhou Maritime Bureau. From 1965 to 1993, he was the unit head and Chairman of the Organisational Department and the department head and Vice Chairman of the Organisation Unit of the Guangzhou Maritime Bureau. Between 1993 and 1997, Mr. Yao was the vice general manager of Guangzhou Shipping (Group) Company ("Guangzhou Shipping"), a subsidiary of China Shipping (Group) Company ("China Shipping") which is the controlling shareholder of the Company. From 1997 till now, he has been the party secretary of Guangzhou Shipping. He has also been the general manager of Guangzhou Shipping since 2002. Mr. Yao has been a non-executive director of China Shipping Development Co., Ltd. ("CS Development"), a listed public company whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively and a subsidiary of China Shipping. Between 1998 and 2005, he also took on the role of the party secretary of China Shipping Development Cargo Shipping Company, a branch company of CS Development. Saved as disclosed above, Mr. Yao has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Yao was granted 200,000 units of share appreciation rights in accordance with the share appreciation rights scheme adopted by the Company's shareholders on 12 October 2005. Saved as disclosed above, Mr. Yao does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this notice. There is no information which requires to be disclosed by Mr. Yao under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Yao has a service contract with the Company in his position as a supervisor of the Company for a term of 3 years. The amount of emoluments of Mr. Yao for his position as the Chairman of the Supervisory Committee is RMB88,000 (equivalent to approximately HK$85,200) per year as determined by the Board with regard to his duties, responsibilities and time spent on the affairs of the Company. The appointment of Mr. Yao as a non-executive director will commence from the conclusion of the Special General Meeting. He will enter into a new service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Yao (including bonus and other emoluments, if any) will be decided by the Board after his appointment as a non-executive director becomes effective.

(l) Mr. Chen Decheng, aged 56, is currently a party member and Chairman of the Trade Union of China Shipping. Mr. Chen began his career in the shipping industry in 1968. Between 1984 and 1992, he was deputy manager and subsequently manager of the Party-Committee Office of Shanghai Maritime Bureau. Between 1992 and 1995, he held the posts of executive deputy general manager and party secretary of Shanghai Shipping (Group) General Industrial Company. From 1995 to 1998, he held the posts of Chairman of the Trade Union and party member of Shanghai Shipping (Group) Company. From March 1998 till now, Mr. Yao has been Chairman of the Trade Union of China Shipping. Mr. Yao graduated from East China University of Science & Technology in 2000, majoring in administrative management.

The appointment of Mr. Chen will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Chen (including bonus and other emoluments, if any) will be decided by the Board after his appointment as a supervisor becomes effective.

(m) The aggregate principal amount of this issue of bonds will not exceed RMB3,500,000,000 (equivalent to approximately HK$3,388,000,000) with a maturity period of 10 years. The proceeds of the bond issue shall be solely used for the construction of 13 vessels and for purchasing 315,000 TEU of containers. After approval of such bond issue by the shareholders of the Company, the Company shall apply for the necessary approvals from the relevant PRC governmental and regulatory authorities.

The board of directors of the Company as at the date of this notice comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Li Kelin, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

The exchange rate adopted in this notice for illustration purposes only is HK$1.00=RMB1.033

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

（股票代號：2866）

臨時股東大會通告

茲通告中海集裝箱運輸股份有限公司（「本公司」）謹訂於二零零六年八月二十八日星期一上午十時正假座中華人民共和國（「中國」）上海浦東新區福山路450號3樓一號會議聽舉行臨時股東大會（「臨時股東大會」），以處理下列事宜：

普通決議案：

1. 審覽及批准李克麟先生辭任本公司董事職務；
2. 審覽及批准姚作芝先生辭任本公司監事職務；
3. 審覽及批准委任姚作芝先生為本公司非執行董事，自臨時股東大會結束起生效，直至本公司二零零六年度股東週年大會結束為止，即二零零七年六月或前後，並授權本公司董事會（「董事會」）釐定彼之年度酬金；
4. 審覽及批准委任陳德誠先生為本公司監事，自臨時股東大會結束起生效，直至本公司二零零六年度股東週年大會結束為止，即二零零七年六月或前後，並授權董事會釐定彼之年度酬金；

特別決議案：

5. 審覽、酌情及批准授予董事會無條件一般性授權，按董事會釐定的條款及條件，發行本金總額不超過人民幣3,500,000,000元的本公司債券，並授權董事會作出一切彼等認為有關發行該等債券屬必需、合宜或便捷的行動及事宜、簽署一切有關文件及採取一切有關步驟，惟董事會僅在遵守中國相關法律法規及香港聯合交易所有限公司證券上市規則（「上市規則」，按不時修訂）的情況下，方可行使該授權項下權力。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年七月五日

附註：

(a) 香港中央證券登記有限公司的地址如下：

香港
皇后大道東183號
合和中心46樓

(b) 擬出席臨時股東大會的內資股或H股持有人必須填妥回條，並最遲須於臨時股東大會日期前20天交回本公司的董事會秘書處。

本公司董事會秘書處的地址如下：

中華人民共和國
上海
浦東新區
福山路450號
3樓
郵編：200122

電話：86-21-6596-6666
傳真：86-21-6596-6813

(c) 凡有權出席臨時股東大會並於會上投票的各H股持有人均可書面委任一名或多名代表（不論該名人士是否股東），代彼出席臨時股東大會並於會上投票。委任超過一名代表的股東，彼所委任代表只能於以按股數投票表決情況下表決。

(d) 委任代表文據須由委任人或彼正式書面授權的授權人士簽署。如文據由委任人的授權代表簽署，則授權該授權代表簽署的授權書或其他授權文件必須經公證人簽署核證。

(e) 就H股持有人而言，代表委任表格及（如代表委任表格由根據授權書或其他授權文件獲授權的人士或代表委任人簽署）經公證人簽署核證的授權書或其他授權文件副本，必須於臨時股東大會或其任何續會舉行時間24小時前，交回本公司H股過戶登記處香港中央證券登記有限公司（地址載於上文附註(a)），致使該等文件生效。

(f) 內資股持有人均有權以書面委任一名或多名代表（不論該名人士是否股東），代彼出席臨時股東大會並於會上投票。附註(c)及(d)亦適用於內資股持有人，惟代表委任表格或其他授權文件必須於臨時股東大會或其任何續會舉行時間24小時前，交回本公司董事會秘書處（地址載於上文附註(b)），致使該等文件生效。

(g) 如受委代表代表股東出席臨時股東大會，彼須出示身份證明文件及經受委代表或其法律代表簽署的文據，並註明文件簽發日期。如法人股東委派其公司代表出席臨時股東大會，該名代表須出示其身份證明文件及董事會或其他機關通過的決議案及該名法人股東所發出許可的經認證副本。

(h) 根據本公司的公司組織章程細則第8.18至8.20條，於臨時股東大會，決議案須以舉手方式表決，除非下列人士於進行舉手表決之前或之後要求以按股數投票方式表決：

(1) 大會主席；

(2) 最少兩名親身或由受委代表出席並有權投票的股東；

(3) 一名或以上親身或由受委代表出席而佔所有附帶權利可於會上投票的股份10%或以上的股東。

按股數投票表決的要求可由提出有關要求的人士撤回。就選舉大會主席或有關大會續會的問題而提出的按股數投票表決要求，將隨即進行。就有關任何其他問題而提出的按股數投票表決要求，須於大會主席指定時間進行，而任何要求以按股數投票表決以外的事宜，可於按股數投票表決前處理。按股數投票表決的結果，將視作要求按股數投票表決大會的決議案。於會上以按股數投票表決時，持有兩票或以上的股東（包括受委代表）毋須以同一方式盡投彼之票數。

(i) 根據本公司的公司組織章程細則，就舉行臨時股東大會，本公司將於二零零六年七月三十日至二零零六年八月二十八日（包括首尾兩天）暫停辦理股東登記手續，期間將不會辦理任何本公司股份過戶登記事宜。於二零零六年七月三十日營業時間結束時名列股東名冊的本公司股東，有權出席臨時股東大會並於會上投票。

為出席臨時股東大會，本公司H股持有人須於二零零六年七月二十八日下午四時正前，將所有過戶文件連同有關股票，送交本公司H股過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

(j) 預期臨時股東大會需時半天，出席臨時股東大會的股東須自行負責有關交通及住宿費用。

(k) 姚作芝先生，59歲，二零零三年十月加入本公司，自二零零四年三月三日起出任本公司監事會主席。姚先生於航運事業積逾三十五年經驗，於一九八五年畢業於華南師範大學，主修政治。

彼於一九六五年加入廣州海運局，於一九六五年至一九九三年歷任組織處科長、處長、組織部長及副局長。於一九九三年至一九九七年間，姚先生曾出任本公司控股股東中國海運（集團）總公司（「中海」）附屬公司廣州海運（集團）公司（「廣州海運」）副總經理。彼於一九九七年至今出任廣州海運黨委書記，另自二零零二年起出任廣州海運總經理。姚先生亦為中海附屬公司中海發展股份有限公司（「中海發展」，其H股及A股分別於香港聯合交易所有限公司及上海證券交易所上市）非執行董事。一九九八年至二零零五年間，姚先生亦出任中海發展分公司中海發展股份有限公司貨輸公司黨委書記。除上文披露者外，姚先生於過去三年並無擔任任何上市公司董事職務，亦無其他重要聘約或資歷，與本公司任何董事、高級管理人員或主要或控股股東概無關連。

姚先生根據本公司於二零零五年十月十二日採納之股票增值權計劃獲授200,000份股票增值權。除上文披露者外，姚先生在本通告日期於本公司股份中並無擁有任何其他證券及期貨條例第XV部所界定權益，姚先生亦無任何其他根據上市規則第13.51(2)(h)至(v)條須予披露之資料，或根據上市規則第13.51(2)(w)條須知會本公司證券持有人之事宜。

姚先生就出任本公司監事與本公司訂有為期三年的服務合約。姚先生就出任監事會主席的酬金為每年人民幣88,000元（約相當於85,200港元），乃董事會按彼之職務、職責及就本公司事務所付出時間而釐定。姚先生獲委任為非執行董事將於臨時股東大會結束起生效。彼將與本公司訂立新服務合約，任期將由彼獲委任當日起至本公司二零零六年度股東週年大會結束為止，即二零零七年六月或前後。姚先生的年度薪酬（包括花紅及其他酬金，如有）將由董事會於彼出任非執行董事之委任生效後釐定。

(l) 陳德誠先生，56歲，現為中海黨組成員及工會主席。陳先生於一九六八年開始其航運事業，一九八四年至一九九二年曾任上海海運局黨委辦公室副主任及主任。彼於一九九二年至一九九五年間出任上海海運（集團）公司貨業總公司常務副總經理兼黨總支書記，於一九九五年至一九九八年間出任上海海運（集團）總公司工會主席兼黨委委員，於一九九八年三月至今為中海工會主席。陳先生於二零零零年畢業於華東理工大學，主修行政管理專業。

陳先生之任期將於臨時股東大會結束起生效。彼將與本公司訂立新服務合約，任期將由彼獲委任當日起至本公司二零零六年度股東週年大會結束為止，即二零零七年六月或前後。陳先生的年度薪酬（包括花紅及其他酬金，如有）將由董事會於彼出任監事之委任生效後釐定。

(m) 發行該等債券本金總額將不會超過人民幣3,500,000,000元（約相當於3,388,000,000港元），發行期為十年。發行債券所得收益將偵用作建設13艘船舶及購買315,000個標準箱集裝箱。本公司股東批准發行該等債券後，本公司將向有關中國政府及監管機關申請所需批准。

於本通告日期，本公司董事會成員包括執行董事李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生；非執行董事李克麟先生、張建華先生、王大雄先生、張國發先生及燕明義先生；以及獨立非執行董事胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

本通告採用的匯率為1港元兑1.033元人民幣，惟僅作說明用途。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司。*